(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Non-GAAP financial measures and related ratios" in this press release

Gildan Reports Record Second Quarter Revenue and Adjusted Diluted EPS1 and Updates its Full Year 2025 Guidance

•Record net sales of $919 million, up 6.5% vs. the prior year
•Operating margin of 21.7%, adjusted operating margin1 of 22.7%
•GAAP diluted EPS of $0.91 and record adjusted diluted EPS1 of $0.97
•Cash flow from operations of $188 million and free cash flow1 of $154 million
•Capital returned to shareholders of $145 million through share repurchases and dividends
•Company reaffirms its full year 2025 guidance including the impact of tariffs, while narrowing its adjusted diluted EPS1 2025 guidance range
•Gildan recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights and is once again included on TIME’s World's Most Sustainable Companies list

Montreal, Thursday, July 31, 2025 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the second quarter ended June 29, 2025 and narrowed its full year adjusted diluted EPS1 2025 guidance.

"The Gildan Sustainable Growth (GSG) strategy continues to drive solid financial performance, as evidenced by our record second quarter results, driven by strong net sales growth of 12% in Activewear. As we navigate through the current fluid operating environment, we are focusing on what we can control, which is allowing us to continue to strengthen our competitive position and drive profitable top line growth. Moreover, our performance reflects the agility and resilience of our low-cost vertically integrated business model which remains the cornerstone of our ability to deliver long-term value for our stakeholders" said Glenn J. Chamandy, Gildan’s President and CEO.

Q2 2025 Operating Results
Net sales were a record $919 million, up 6.5% over the prior year, in line with previously provided guidance of mid-single digit growth. Activewear sales of $822 million were up 12% driven by higher sales volumes and, to a lesser extent, favourable product mix and higher net prices. We continued to see market share gains in key growth categories and a positive market response to our recently introduced new products which feature key innovations, including our new Soft Cotton Technology. Furthermore, complementing solid sales to North American distributors, we observed continued momentum with National account customers, driven by our strong overall competitive positioning and as we continued to benefit from recent changes in the industry landscape. International sales decreased by 14.1% year over year, primarily due to demand softness in certain markets. Separately, Hosiery and Underwear sales were $96 million, down 23.3% versus the prior year, mainly owing to lower sales volumes and unfavourable mix, as the category experienced continued broader market weakness during the quarter.

The Company generated gross profit of $289 million, or 31.5% of net sales, versus $262 million, or 30.4% of net sales, in the same period last year representing a 110-basis point improvement, which was primarily driven by lower raw materials and manufacturing costs as well as favourable pricing.

SG&A expenses were $82 million compared to $124 million in the prior year. Adjusting for charges related to the proxy contest and leadership changes and related matters, which were primarily incurred in the prior year, adjusted SG&A expenses1 were up 21% to $81 million, or 8.8% of net sales, compared to 7.7% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter reflects higher general and administrative expenses and variable compensation. Furthermore, the benefit from the Barbados jobs credit was $12 million this quarter, down from

$17 million in the prior year when this credit was introduced retroactively to January 1, 2024.

The Company generated operating income of $199 million, or 21.7% of net sales, comparing favourably to $141 million, or 16.4% of net sales last year. Adjusting for restructuring and acquisition-related costs in both years and the aforementioned costs relating to proxy contest and leadership changes which were primarily incurred in the prior year, adjusted operating income1 was $209 million up $13 million, or 22.7% of net sales, flat versus last year and in line with guidance provided.

Net financial expenses of $32 million were up $8 million over the prior year due primarily to higher borrowing levels. The Company's income tax expense for the quarter was $30 million versus $59 million last year. The decrease is mainly due to the enactment of Global Minimum Tax (GMT) in the second quarter of 2024 with retroactive effect to January 1, 2024 and a one-time charge related to the revaluation of deferred tax assets and liabilities due to an increase in the corporate tax rate in Barbados. The Company's adjusted effective income tax rate1 for the quarter was 17.4% versus 27.2% last year. Taking into account the benefit from a lower outstanding share base, GAAP diluted EPS were $0.91, up 160% versus the prior year and adjusted diluted EPS1 were a record $0.97, up 31.1% versus the prior year.

Year-to-date Operating Results
Net sales for the first six months of the year ended June 29, 2025, were $1,630 million, up 4.6% versus the same period last year. In Activewear, we generated sales of $1,470 million, up $141 million or 10.6%, driven primarily by higher volumes and a favourable product mix, reflecting positive sales momentum at U.S. Distributors and National accounts, partly offset by softness in International markets. International sales of $112 million were down 9.2% versus the same period last year, reflecting continued demand softness across geographies. In the Hosiery and underwear category, sales were down 30% versus the prior year reflecting less favourable volume and mix, broader market weakness as well as the phase out of the Under Armour business in the first quarter of 2025.

The Company generated gross profit of $511 million, up $38 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 31.4% was up by 100 basis points year over year mainly driven by lower raw material costs and to a lesser extent favourable pricing.
SG&A expenses were $169 million, $60 million below prior year levels. Excluding costs related to the proxy contest, leadership changes and related matters which were primarily incurred in the prior year, adjusted SG&A expenses1 were $167 million, or 10.3% of net sales, compared to $152 million or 9.8% of net sales, reflecting mainly higher variable compensation and distribution costs and the benefit from the Barbados jobs credit of $20 million this year compared to $17 million for the same period last year.

The Company generated operating income of $329 million, or 20.2% of net sales, reflecting higher net sales and improved gross margins, compared to operating income of $246 million or 15.8% of net sales last year. Excluding restructuring and acquisition related costs and the aforementioned costs relating to proxy contest and leadership changes, adjusted operating income1 was $344 million or 21.1% of net sales, up $23 million or 50 basis points compared to the prior year.

Net financial expenses of $62 million were up $15 million over the prior year period due to higher borrowing levels. Income tax expenses were significantly lower than the prior year, due to the non-recurrence of a revaluation of deferred asset and tax liabilities following the enactment of the Barbados tax reform. On an adjusted basis, income taxes were down slightly year over year. Reflecting the improved financial performance and the benefit from a lower outstanding share base, GAAP diluted EPS and adjusted diluted EPS1 were $1.47 and $1.56 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $0.81 and $1.33 respectively, in the prior year.

Cash flows from operating activities totaled $46 million for the six months ended June 29, 2025, compared to $113 million in the prior year, primarily reflecting higher working capital investments. After accounting for capital expenditures totaling $58 million, the Company consumed approximately $12 million of free cash flow1. During the first half of 2025, the Company continued to execute on its capital allocation priorities returning $206 million to shareholders, including dividends and by repurchasing about 2.9 million shares under our normal course issuer bid (NCIB) program. We ended the first half of 2025 with net debt1 of $1,849 million and a leverage ratio of 2.2 times net debt to trailing twelve months adjusted EBITDA1, within our current targeted debt range of 1.5x to 2.5x net debt to adjusted EBITDA1.

2025 Outlook
The sustained execution of our Gildan Sustainable Growth (GSG) strategy positions us well for the remainder of 2025. As such, against the current fluid macroeconomic backdrop, we remain focused on operational agility and continue to believe that our vertically integrated business model, paired with our strong industry positioning enable us to operate in dynamic environments and drive strong financial performance.

Consequently, for 2025, we are reaffirming our full year guidance while narrowing the range for adjusted diluted EPS1, as follows:
•Revenue growth for the full year to be up mid-single digits;
•Full year adjusted operating margin1 to be up approximately 50 basis points;
•Capex to come in at approximately 5% of sales;
•Adjusted diluted EPS1 in the range of $3.40 to $3.56, up between ~13% and ~19% year over year, compared to our previous guidance of $3.38 to $3.58; and
•Free cash flow1 to be above $450 million.

The assumptions underpinning our 2025 guidance are as follows:
•We have considered the impact of tariffs currently in place in conjunction with mitigation initiatives available to us, including pricing and our ability to leverage our flexible business model as a low-cost vertically integrated manufacturer.
•Our outlook continues to reflect growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, the expected ongoing benefits from the jobs credit program that took effect in Barbados in 2024 and continued share repurchases under our NCIB program, while remaining within our leverage framework target.
•We also expect our adjusted effective income tax rate for 2025 to remain at a similar level to 2024.

For the third quarter of 2025, net sales are expected to be up low single digits year over year, reflecting a timing shift of orders from the third quarter into the second quarter, and partly into the fourth quarter. Adjusted operating margin1 is expected to be maintained at a similar level to the second quarter of 2025. The Company's adjusted effective income tax rate1 in the third quarter of 2025 is expected to be at a similar level to the full year 2024 adjusted effective income tax rate.

The above outlook for the full year and third quarter of 2025, as well as our three-year objectives, reflect our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties. Furthermore, these assumptions are as of July 30, 2025 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and the interim MD&A for the quarter ended June 29, 2025 as well as the factors described in the “Risks and uncertainties” sections of the interim MD&A for the quarter ended June 29, 2025 and of the 2024 annual MD&A.

Environmental, Social and Governance (ESG) Highlights
Building on the Company's inclusion in S&P's 2025 Sustainability Yearbook and CDP's Leadership band in the first quarter of 2025, Gildan is pleased to have been included on Canada’s Best 50 Corporate Citizens list by Corporate Knights for a fourth consecutive year. Gildan is one of only two companies in the Textiles and Clothing Manufacturing sector to be included. Furthermore, the Company has once again been recognized on TIME’s World’s Most Sustainable Companies list, which is now in its second edition. Gildan is one of 13 Canadian companies featured on this global list and is one of only two Canadian companies recognized in the “Apparel, Footwear & Sporting Goods” industry subcategory.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.226 per share, payable on September 15, 2025, to shareholders of record as of August 21, 2025. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid ("NCIB")
Under its current NCIB that commenced on August 9, 2024, and will end on August 8, 2025, Gildan is authorized to repurchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. The NCIB is conducted by means of purchases through the facilities of the TSX and the NYSE and through alternative trading systems. During the period from August 9, 2024, to July 28, 2025, Gildan purchased for cancellation a total of 12,652,407 common shares, representing 7.9% of the Company’s public float as at July 26, 2024.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at July 28, 2025, there were 149,314,370 common shares issued and outstanding along with 1,700,718 dilutive restricted share units (Treasury RSUs) outstanding. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's second quarter 2025 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 3191337#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q2 2025 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 29, 2025, which will be filed by Gildan with the Canadian securities' regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2025	Q2 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
Net sales	918.5	862.2	6.5%	1,630.2	1,558.0	4.6%
Gross profit	289.4	262.0	10.5%	511.3	473.1	8.1%
Adjusted gross profit(1)	289.4	262.0	10.5%	511.3	473.1	8.1%
SG&A expenses	81.7	123.6	(33.9)%	169.1	228.9	(26.1)%
Adjusted SG&A expenses(1)	80.7	66.5	21.3%	167.1	152.1	9.9%
Restructuring and acquisition-related costs (recovery)	8.1	(2.9)	n.m.	13.1	(2.1)	n.m.
Operating income	199.5	141.2	41.3%	329.1	246.3	33.6%
Adjusted operating income(1)	208.7	195.5	6.8%	344.2	321.0	7.2%
Adjusted EBITDA(1)	246.3	232.3	6.0%	412.1	389.4	5.8%
Financial expenses	32.0	24.3	31.8%	61.9	47.0	31.6%
Income tax expense	29.6	58.5	(49.5)%	44.7	62.2	(28.2)%
Adjusted income tax expense(1)	30.8	46.5	(33.8)%	46.6	50.2	(7.2)%
Net earnings	137.9	58.4	136.2%	222.6	137.1	62.4%
Adjusted net earnings(1)	145.9	124.7	17.0%	235.7	223.8	5.3%
Basic EPS	0.91	0.35	160.0%	1.47	0.81	81.5%
Diluted EPS	0.91	0.35	160.0%	1.47	0.81	81.5%
Adjusted diluted EPS(1)	0.97	0.74	31.1%	1.56	1.33	17.3%
Gross margin(2)	31.5%	30.4%	1.1 pp	31.4%	30.4%	1.0 pp
Adjusted gross margin(1)	31.5%	30.4%	1.1 pp	31.4%	30.4%	1.0 pp
SG&A expenses as a percentage of net sales(3)	8.9%	14.3%	(5.4) pp	10.4%	14.7%	(4.3) pp
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	7.7%	1.1 pp	10.3%	9.8%	0.5 pp
Operating margin(4)	21.7%	16.4%	5.3 pp	20.2%	15.8%	4.4 pp
Adjusted operating margin(1)	22.7%	22.7%	—	21.1%	20.6%	0.5 pp
Cash flows from operating activities	188.2	140.1	34.4%	46.0	112.7	(59.2)%
Capital expenditures	(34.4)	(36.3)	(5.2)%	(57.7)	(80.2)	(28.1)%
Free cash flow(1)	154.0	103.9	48.3%	(11.5)	32.6	n.m.

As at (in $ millions, or otherwise indicated)	Jun 29, 2025	Dec 29, 2024
Inventories	1,215.5	1,110.6
Trade accounts receivable	708.0	542.4
Long-term debt (including current portion)	1,856.3	1,535.9
Net debt(1)	1,848.5	1,568.6
Net debt leverage ratio(1)	2.2	1.9
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures and related ratios" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major products group were as follows:

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
Activewear	822.2	736.5	11.6%	1,469.6	1,328.6	10.6%
Hosiery and underwear	96.3	125.6	(23.3)%	160.6	229.3	(30.0)%
	918.5	862.1	6.5%	1,630.2	1,557.9	4.6%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
United States	825.6	763.7	8.1%	1,458.1	1,381.7	5.5%
Canada	32.0	27.5	16.5%	60.0	52.8	13.5%
International	60.9	70.9	(14.1)%	112.1	123.4	(9.2)%
	918.5	862.1	6.5%	1,630.2	1,557.9	4.6%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and six months ended June 29, 2025, restructuring and acquisition-related costs of $8.1 million and $13.1 million, respectively, (2024 - $2.9 million (recovery) and $2.1 million (recovery)), were recognized. Refer to subsection 5.4.4 entitled "Restructuring and acquisition-related costs (recovery)" in our interim MD&A for a detailed discussion of these costs.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $1.1 million and $2.0 million for the three and six months ended June 29, 2025 (2024 - $57.2 million and $76.8 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q2 2025	Q2 2024	YTD 2025	YTD 2024

Advisory fees on shareholder matters(1)	1.1	18.0	1.7	33.3
Severance and other termination benefits(2)	—	21.6	—	21.6
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	7.8	—	8.9
Incremental costs relating to the Previous Board and Refreshed Board(4)	—	7.4	0.1	7.4
Costs relating to assessing external interests in acquiring the Company(5)	—	0.5	—	3.0
Special retention awards, net of jobs credit(6)	—	1.9	0.2	2.6
Costs relating to proxy contest and leadership changes and related matters	1.1	57.2	2.0	76.8

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and six months ended June 29, 2025 of $1.1 million and $1.7 million, respectively, (2024 - $18.0 million and $33.3 million), include:

–$1.1 million and $1.7 million for the three and six months ended June 29, 2025, respectively, (2024 - $8.6 million and $23.9 million), of advisory, legal and other fees and expenses related to the proxy contest and shareholder matters. The 2024 charges were incurred mainly at the direction of the Previous Board and the Refreshed Board; and
–$9.4 million of accrued expenses in the second quarter of 2024 for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 8(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and included $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Salary and other accrued benefits related to back-pay as part of the reinstatement of Mr. Chamandy by the New Board in Q2 2024, including the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during the three and six months ended June 30, 2024 of $7.8 million and $8.9 million, respectively, included:

–$1.7 million for backpay and accruals for short-term incentive plan benefits;
–$14.6 million of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023);
–$1.3 million and $2.4 million, respectively, of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred nil and $0.1 million (2024 - $7.4 million and $7.4 million), respectively, of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes $4.8 million for a Directors and Officers run off insurance policy, $0.4 million for special board meeting fee payments, and $2.2 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(6) Stock-based compensation expenses of nil and $0.2 million for the three and six months ended June 29, 2025 (2024 - $1.9 million and $2.6 million), relating to special retention awards, net of jobs credit.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net earnings	137.9	58.4	222.6	137.1
Adjustments for:
Restructuring and acquisition-related costs (recovery)	8.1	(2.9)	13.1	(2.1)
Costs relating to proxy contest and leadership changes and related matters	1.1	57.2	2.0	76.8
Income tax (recovery) expense relating to restructuring charges and other items above	(1.2)	0.5	(1.9)	0.5
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	11.5	—	11.5
Adjusted net earnings	145.9	124.7	235.8	223.8
Basic EPS	0.91	0.35	1.47	0.81
Diluted EPS	0.91	0.35	1.47	0.81
Adjusted diluted EPS(1)	0.97	0.74	1.56	1.33
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and the impact of costs relating to proxy contest and leadership changes and related matters. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	YTD 2025	YTD 2024

Earnings before income taxes	167.5	116.9	267.3	199.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	8.1	(2.9)	13.1	(2.1)
Costs relating to proxy contest and leadership changes and related matters	1.1	57.2	2.0	76.8
Adjusted earnings before income taxes	176.7	171.2	282.4	274.0

Income tax expense	29.6	58.5	44.7	62.2
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments above	1.2	(0.5)	1.9	(0.5)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(11.5)	—	(11.5)
Adjusted income tax expense	30.8	46.5	46.6	50.2
Average effective income tax rate(1)	17.7%	50.1%	16.7%	31.2%
Adjusted effective income tax rate(2)	17.4%	27.2%	16.5%	18.3%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Gross profit	289.4	262.0	511.3	473.1
Adjustments	—	—	—	—
Adjusted gross profit	289.4	262.0	511.3	473.1
Gross margin	31.5%	30.4%	31.4%	30.4%
Adjusted gross margin(1)	31.5%	30.4%	31.4%	30.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	YTD 2025	YTD 2024

SG&A expenses	81.7	123.6	169.1	228.9
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(1.1)	(57.2)	(2.0)	(76.8)
Adjusted SG&A expenses	80.6	66.4	167.1	152.1
SG&A expenses as a percentage of net sales	8.9%	14.3%	10.4%	14.7%
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	7.7%	10.3%	9.8%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs and excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Operating income	199.5	141.2	329.1	246.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	8.1	(2.9)	13.1	(2.1)
Costs relating to proxy contest and leadership changes and related matters	1.1	57.2	2.0	76.8
Adjusted operating income	208.7	195.5	344.2	321.0
Operating margin	21.7%	16.4%	20.2%	15.8%
Adjusted operating margin(1)	22.7%	22.7%	21.1%	20.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net earnings	137.9	58.4	222.6	137.1
Restructuring and acquisition-related costs (recovery)	8.1	(2.9)	13.1	(2.1)
Costs relating to proxy contest and leadership changes and related matters	1.1	57.2	2.0	76.8
Depreciation and amortization	37.6	36.8	67.9	68.4
Financial expenses, net	32.0	24.3	61.9	47.0
Income tax expense	29.6	58.5	44.7	62.2
Adjusted EBITDA	246.3	232.3	412.2	389.4

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Cash flows from operating activities	188.2	140.1	46.0	112.7
Cash flows used in investing activities	(34.2)	(36.2)	(57.5)	(80.1)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	154.0	103.9	(11.5)	32.6

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jun 29, 2025	Dec 29, 2024
Long-term debt (including current portion)	1,856.3	1,535.9
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(40.1)	14.1
Lease obligations (including current portion)	118.3	117.4
Total debt	1,934.5	1,667.4
Cash and cash equivalents	(86.0)	(98.8)
Net debt	1,848.5	1,568.6

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve-month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jun 29, 2025	Dec 29, 2024
Adjusted EBITDA for the trailing twelve months	856.5	833.8
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	856.5	833.8
Net debt	1,848.5	1,568.6
Net debt leverage ratio(1)	2.2	1.9
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.3x (2.0x at December 29, 2024), and for purposes of U.S. private placement notes was 2.3x at June 29, 2025 (2.2x at December 29, 2024).

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to revenue growth or net sales, adjusted operating margins, capital expenditures, adjusted diluted EPS, free cash flow as provided in our financial outlook for the third quarter of 2025 and full 2025 fiscal year set forth in this press release under the section “2025 Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”,

“assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;

•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not consider the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-
downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our financial outlook for the 2025 fiscal year and for the third quarter of 2025 under the section "2025 Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

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